EXHIBIT 9

                                  AGREEMENT


      AGREEMENT made this 30 day of June, 1998 by and between JASON BAUER ("Bauer") and PETER ZORICH ("Zorich"), each being a shareholder of Famous Fixins, Inc., a New York corporation, and to be a shareholder of Spectrum Resources, Inc. (to be renamed Famous Fixins Inc.), a Nevada corporation, upon the closing of the Plan and Agreement of Reorganization dated May 28, 1998 (the "Acquisition Agreement"). Famous Fixins, Inc. and Spectrum Resources, Inc. and/or the respective company's assigns or successors in interest are collectively and individually referenced to as the "Company" herein.

      WHEREAS, each of Bauer and Zorich deem it in their mutual best interests in order to provide for continuity and harmony in the management and policies of the Company.

      WHEREAS, each of Bauer and Zorich owns an equal number of shares of the Company,

      NOW THEREFORE, Bauer and Zorich agree as follows:

      1. This Agreement shall apply to all voting shares of the Company beneficially held by Bauer and Zorich as of the date of this Agreement and pursuant to the closing of the Acquisition Agreement.

      2. At all meetings of the Company's shareholders and/or directors called for the purpose of electing directors, each of Bauer and Zorich agrees to vote his shares and/or votes for the election of each other as a director. For the election of any additional director, each of Bauer and Zorich shall vote his shares for the election of each other's designee, provided that at least two directorships shall need to be filled.

      3. So long as Bauer and Zorich are both shareholders of the Company, each of Bauer and Zorich agrees to vote as a shareholder and a director for the election of Bauer as President and Chief Executive Officer and Zorich as Executive Vice President of the Company.

      4. Each of Bauer and Zorich agrees to take all such corporate action as may be necessary or advisable, in the opinion of counsel for the Company, to effectuate the intention of the foregoing clauses, including without limitation the amendment of the Certificate of Incorporation of the Company, if necessary.

      5. Each of Bauer and Zorich agrees not to offer to sell, sell, transfer, assign, hypothecate, pledge or otherwise dispose of any beneficial interest in his voting shares except subject to the terms of this Agreement, unless prior written consent is obtained from the other party that such shares shall not be subject to this Agreement. Each of Bauer and Zorich agrees that any shares sold in good faith to an independent third party in an arms'-length transaction for fair market value, through a national securities exchange as defined by the Securities Act of 1934, or through the National Association of Securities Dealers, Inc. Over-The-Counter Bulletin Board shall not be subject to this Agreement upon the close of any such sale.

      6. Each of Bauer and Zorich agrees that any stock certificates which are held subject to this Agreement shall bear the following restrictive legend or a similar legend of similar effect:

           The sale, assignment, gift, bequest, transfer, pledge, hypothecation, or other encumbrance or disposition of the Shares represented by this certificate is restricted by the terms of an Agreement dated June ___, 1998 between Jason Bauer and Peter Zorich, which may be examined at the office of the Company.

      7. This Agreement shall be in effect for thirty-six months from the date of this Agreement.

      8. Each of Bauer and Zorich agrees that this Agreement may be revoked or terminated before thirty-six months from the date hereof only pursuant to a written agreement referencing this Agreement, signed by each of Bauer and Zorich.


/s/ Jason Bauer                                  /s/Peter Zorich
------------------------                         -------------------------
Jason Bauer, Shareholder                         Peter Zorich, Shareholder